Exhibit 21

SUBSIDIARIES

1. Wholly owned subsidiaries of First Mariner Bancorp
First Mariner Bank
FM Appraisals, LLC
Mariner Capital Trust II
Mariner Capital Trust III
Mariner Capital Trust IV
Mariner Capital Trust V
Mariner Capital Trust VI
Finance Maryland, LLC
2. Wholly owned subsidiaries of First Mariner Bank
First Mariner Mortgage Corporation
Compass Properties, Inc.
First Mariner Financial Services, Inc.
FMB Holdings, Inc.